

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Lei Sun
Chief Executive Officer
Tireless Steps, Inc.
2360 Corporate Circle
Suite 400
Henderson, NV 89074-7722

> **Re: Tireless Steps, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 13, 2011**
> **File No. 333-171694**

Dear Ms. Sun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no manufactured products, and no employees (other than your sole officer and director). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please provide us with your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2). If true, disclose on the cover page of the

prospectus that you are not a blank check company and have no intention of entering into a business combination.

2. We note that you cite to uniform resource locators ("URLs") for various websites throughout your prospectus. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Please also note that you may not use embedded hyperlinks exclusively to satisfy the line item disclosure requirements under the federal securities laws. Please refer to Securities Act Release No. 33-7856 (April 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus. To the extent that the information contained on these websites is required to be filed with the Commission, file this information as part of the registration statement.

3. We note the disclosure throughout your prospectus regarding certain industry reports. Please disclose whether the information in these reports represents the most recently available data and, therefore, remains reliable. Specifically, we note that "The Global Footwear Market: Athletic and Non-Athletic Shoes – August 2009" is more than one year old. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Consider narrowing your industry and market data to the particular subset you plan to operate in. For instance, information about the broader U.S. footwear retail market does not appear to be relevant to your business plan. We may have additional comments after we review your response.

Calculation of Registration Fee

4. Please specify which section of Rule 457 you relied upon for estimating the registration fee.

Prospectus Cover Page, page 3

5. In accordance with Item 501(b), please limit your prospectus cover page to one page and include the minimum/maximum table on that page.

Summary, page

6. Please revise this section to disclose that you have received a going concern opinion from your auditor. Please also disclose that you have losses since inception and quantify these losses.

7. Please disclose here that you have no operations or products and, if true, are not a blank check company and have no intention to enter into a business combination. We note the disclosure in risk factor eight on page 12.

8. Please move industry data to an appropriate place in the business section and tailor it as appropriate to your proposed business consistent with the general comment above.

9. Please explain the presence of the following statement or remove it: "Save the Environment every step of your day. Wear Tireless Steps!"

10. Please clearly state in this section that you have not created a prototype for the flip-flops that you intend to be your entry product and that you have not developed a "Clear & Soft" footwear line.

The Offering, page 10

11. Please disclose that there is no minimum to this offering.

Risk Factors, page 10

Our revenue growth rate depends primarily on our ability to raise capital under this offering in order to execute our business plan, page 11

12. Please remove the word maintain from this risk factor as it suggests that you currently have contracts with suppliers, a marketing campaign, and a labor force.

The report of our independent auditors indicates uncertainty concerning our ability to continue as a going concern and that may impair our ability to raise capital to fund our business plan, page 12

13. Please combine this risk factor with the first risk factor on page 11 as they both address the same topic.

<u>As we do not have an escrow or trust account for investor's subscriptions, if we file for or are forced into bankruptcy protection, investor's will lose their entire investment, page 15</u>

14. Please add to this risk factor the fact that the company will have immediate access to the funds invested.

<u>Use of Proceeds, page 17</u>

15. On page 18, we note that you will allocate the majority of funds raised to the market analysis and product development if less than 100 percent of the offering is sold. Please provide more detailed information relating to these uses of proceeds and indicate the order of priority for the use of the proceeds from this offering. See Instruction No. 1 to Item 504 of Regulation S-K.

<u>Dilution, page 19</u>

16. Please supplementally provide us with the support for your dilution computation.

<u>Interests of Named Experts and Counsel, page 23</u>

17. Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

<u>Information With Respect to Registrant, page 23</u>

18. On page 23, please clearly state that you have not commenced operations, that you have not created a prototype for the flip-flops that you intend to be your first product into the market, and that you have not developed a "Clear & Soft" footwear line.

19. In this section, please provide the following information required by Item 101(h) of Regulation S-K:
    - the form and year of organization of the company;
    - the availability of raw materials; and
    - the methods of competition.

20. We note your statement on page 24 relating to growth based on number of pairs of shoes sold as compared to CAGR in revenue. The chart you provide on page 24 does not support this statement. Please advise or revise accordingly.

21. We note your references to Nike and Timberland; however, it is unclear how these two manufacturers exemplify a trend towards new niches. Additionally, while we note that you believe that you will capture a niche in the footwear market by combining eco-

friendly purchasing decisions with a high quality product, we note your discussions of two companies on page 29 that appear to already be operating in this area of the footwear market. Please revise your registration statement accordingly.

22. We note the chart you include on page 25. Please provide greater context for this chart and explain how this chart helps investors understand your company, your business, or this offering.

23. We note your discussion of Simple Shoes on page 25. Please provide greater context for this discussion and explain why you have chosen to include information about a competitor.

24. We note that you name certain physical outlets, such as Payless Shoes, JC Penny, Foot Locker, Wal-Mart, and Whole Foods when discussing your sales channel strategy; certain potential suppliers, such as Responsible Tire Recycling, National Sales & Supply, and Green Rubber; and certain social networking websites, such as Twitter and Facebook; as well as Youtube and Google. Please tell us why you have chosen to name these retailers, suppliers, and entities associated with your promotion and advertising plan. Please clearly state whether you have entered into agreements or negotiations with these entities and whether you have a contract or agreement to provide goods or services. Please note that you cannot imply the existence of a relationship when one does not in fact exist.

25. On page 29, we note that you name Nike, Adidas, and Timberland when discussing the competitive landscape although you state that your business model does not intend to compete directly with these companies. If you do not intend to compete with these companies, it is not appropriate to reference them in your discussion regarding competition. Please advise or revise accordingly.

Financial Statements, page 32

26. Please revise to consistently reference your inception date. We note your auditors' report refers to September 17, 2010 while your financial statements and other areas of your filing refer to September 21, 2010.

Note 2- Summary of Significant Accounting Policies, page 38

Property, page 38

27. Please delete your use of the term "whoever" and clearly define who provides you with office space.

Note 7- Subsequent Events, page 41

28. Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please delete this disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

29. We note your plan of operation for the next 18 months. Please be more specific regarding each description of activity and discuss in more detail how you intend to implement each step of your business plan. For example, please provide more detailed information regarding the legal and regulatory studies the company will undertake. Additionally, please also disclose your plan of operations with respect to the company's day-to-day operations.

30. We note your disclosure on page 44 regarding subsequent private placements. Please disclose any current plans for private placements.

Directors, Executive Officers, Promoters, and Control Persons, page 46

31. Please specifically discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Sun should serve as a director for you in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about her particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 49

32. You provide beneficial ownership information as of September 21, 2010 yet your disclosure states that Ms. Sun did not acquire her shares until October 1, 2010. Please reconcile this apparent discrepancy.

Recent Sales of Unregistered Securities, page 51

33. We note that you relied upon Rule 903(b)(3) of Regulation S when issuing shares to your sole officer and director. However, on page 50, we note your disclosure that you relied upon Section 4(2) when issuing these shares. Please reconcile accordingly.

Undertakings, page 52

34. Please revise to include only the undertakings that are applicable to your offering. See Item 512 of Regulation S-K.

Exhibit 5 – Legal Opinion of Diane Dalmy

35. Please arrange for counsel to revise her legal opinion to reflect that the registration statement was filed with the Commission on January 13, 2011.

36. We note counsel's statement that she is not qualified to practice law in any jurisdiction other than the State of Colorado. We further note that the opinion to be rendered concerns the laws of the State of Nevada. Please provide an opinion of counsel as to the legality of the securities covered by the registration statement that is not qualified as to jurisdiction in this manner.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane D. Dalmy, Esq.
        8965 W. Cornell Place
        Lakewood, CO 80227